Exhibit 99.1

REPORT UNDER

NATIONAL INSTRUMENT 51-102

REPORT OF VOTING RESULTS

To:	Canadian Securities Administrators

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out the matters voted on at the Annual Meeting of Shareholders of Bank of Montreal (the “Bank”) held on April 2, 2019 and, as such votes were conducted by ballot, the number and percentage of votes cast for, against/withheld from each vote. Each of the matters set out below is described in greater detail in the Notice of Annual Meeting of Shareholders and Management Proxy Circular which was mailed to shareholders prior to the Annual Meeting and is available at www.bmo.com/investorrelations.

The Board of Directors and management of the Bank recommended that shareholders vote FOR the election as director of each of the 15 nominees listed in the Management Proxy Circular, FOR the appointment of KPMG LLP as Auditors of the Bank, FOR the advisory resolution on the Bank’s approach to executive compensation, and AGAINST Shareholder Proposals one and two.

1.	Election of Directors

A ballot was conducted to vote on each resolution to appoint each of the following 15 nominees as a Director of the Bank to serve until the next Annual Meeting of Shareholders of the Bank or until their resignation or their successor is elected or appointed, and the outcome was as follows:

Nominee	Votes For		Votes Withheld
Janice M. Babiak	296,531,411	98.53%	4,414,205	1.47%
Sophie Brochu	299,384,889	99.48%	1,560,726	0.52%
Craig W. Broderick	299,806,072	99.62%	1,139,543	0.38%
George A. Cope	294,404,047	97.83%	6,545,167	2.17%
Christine A. Edwards	298,617,589	99.23%	2,331,440	0.77%
Martin S. Eichenbaum	299,603,599	99.55%	1,345,431	0.45%
Ronald H. Farmer	290,527,321	96.54%	10,421,447	3.46%
David Harquail	299,787,758	99.61%	1,161,272	0.39%
Linda S. Huber	299,885,964	99.65%	1,063,841	0.35%
Eric R. La Flèche	299,788,057	99.61%	1,161,748	0.39%
Lorraine Mitchelmore	299,804,412	99.62%	1,145,413	0.38%
Philip S. Orsino	293,731,513	97.60%	7,218,291	2.40%
J. Robert S. Prichard	294,669,626	97.91%	6,280,136	2.09%
Darryl White	299,614,324	99.56%	1,335,442	0.44%
Don M. Wilson III	297,673,513	98.91%	3,276,291	1.09%

2.	Appointment of Shareholders’ Auditors

A ballot was conducted to vote on the resolution to appoint the firm of KPMG LLP as the auditors of the Bank for the 2019 fiscal year and the outcome was as follows:

Votes For		Votes Withheld
308,856,337	97.85%	6,772,758	2.15%

3.	Advisory Resolution on the Bank’s approach to Executive Compensation

A ballot was conducted to vote for the Advisory Resolution on the Bank’s approach to Executive Compensation and the outcome was as follows:

Votes For		Votes Against
282,997,891	94.08%	17,812,636	5.92%

4.	Creation of a New Technology Committee

A ballot was conducted to vote on a shareholder proposal regarding the Creation of a New Technology Committee and the outcome was as follows:

Votes For		Votes Against		Votes Abstain
7,434,577	2.47%	291,807,160	96.96%	1,707,923	0.57%

5.	Disclosure of Pay Ratio

A ballot was conducted to vote on a shareholder proposal regarding the Disclosure of Pay Ratio and the outcome was as follows:

Votes For		Votes Against		Votes Abstain
17,766,231	5.90%	281,693,111	93.61%	1,488,515	0.49%

Dated this 2nd day of April, 2019.

Bank of Montreal

By:	/s/ Barbara M. Muir
Barbara M. Muir
Corporate Secretary